October 31, 2006
                                                         Via Fax 202-772-9210

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
450 5th Street NW
Washington, DC  20547

Re:      Alanco Technologies, Inc.  - CIK 0000098618
         File #333-137849 - S-3 Registration Statement
         Acceleration Request - Accession #0000098618-06-000078 - Filed
                                10/27/2006

Dear Mr. Shuman:

We hereby withdraw our request for acceleration of the effective date for the above S-3 Registration Statement, which was filed on October 6, 2006, under Accession #0000098618-06-000071.

We will await the SEC's comments on our Form S-3 before taking further action.

Thank you for your assistance.

Very truly yours,

/s/ Adele L. Mackintosh

Adele L. Mackintosh
Corporate Secretary
480-505-4857